Exhibit 4.1

FINAL

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.

2016-2026 STOCK OPTION PLAN

(1) Share Acquisition Rights to be Granted under the Kubota Pharmaceutical Holdings Co., Ltd. 2016-2026 Year Stock Option Plan (the “Plan”)

Share acquisition rights issued by Kubota Pharmaceutical Holdings Co., Ltd. (the “Share Acquisition Rights”) in accordance with this Plan will be either granted as incentive stock options (“ISOs”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or nonstatutory stock options. To the extent that the aggregate fair market value of the shares of Company common stock with respect to which Share Acquisition Rights are exercisable for the first time by the executive officer or employee during any calendar year (under all plans of the Company and any parent (as defined Section 424(e) of the Code) or subsidiary (as defined Section 424(f) of the Code) exceeds one hundred thousand dollars ($100,000), such Share Acquisition Rights will be treated as nonstatutory stock options. Share Acquisition Rights will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the Share Acquisition Right with respect to such shares is granted, and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

(2) Persons to be Granted the Share Acquisition Rights

All employees, directors and consultants of Kubota Pharmaceutical Holdings Co., Ltd. (the “Company”) and its subsidiaries within the meaning of Section 424(f) of the Code may be granted Share Acquisition Rights. ISOs may be granted only to employees.

(3) Type and Total Number of Shares Subject to Share Acquisition Rights

1,513,313 shares of common stock of the Company may be issued upon the exercise of Share Acquisition Rights and 499,393 shares of common stock of the Company may be issued upon the exercise of Share Acquisition Rights that are designated as ISOs.

In the event of stock split, stock consolidation, gratis allotment in the shares of common stock of the Company or other similar changes in the capital structure of the Company, the number of shares of common stock of the Company that are subject to the Share Acquisition Rights will be adjusted using the following formula, subject to any required action by the Company or applicable law; provided, however, that such adjustment shall only apply to the shares of common stock of the Company that are subject to the Share Acquisition Rights with respect to which the exercise thereof has not yet become effective at the time of such stock split, stock consolidation, gratis allotment in the shares of common stock of the Company or other similar changes in the capital structure of the Company. Any fraction of a share of common stock of the Company resulting from such adjustment shall be rounded down to the nearest whole share of common stock of the Company.

Number of shares of common stock of the Company after adjustment	=	(Number of shares of common stock of the Company before adjustment)	x	(ratio of stock split, stock consolidation, gratis allotment or other similar changes in the capital structure of the Company)

For the purposes of this Plan, “ratio of gratis allotment” means (i) the number of outstanding shares of the common stock of the Company (excluding the number of treasury shares held by the Company) as of the applicable date of the number of shares of common stock of the Company after adjustment divided by (ii) the number of outstanding shares of the common stock of the Company (excluding the number of treasury shares held by the Company) as of one day prior to the applicable date of the number of shares of common stock of the Company after adjustment.

(4) Amount Payable per Share Acquisition Right Upon Grant

No payment of money is needed.

(5) Outline of Description and Value of the Asset to be Contributed upon Exercise of Share Acquisition Rights

The asset to be contributed to the Company upon exercise of Share Acquisition Rights will be cash.

The value of the asset to be contributed in consideration for one (1) share of common stock of the Company upon exercise of the Share Acquisition Right (the “Exercise Price”) shall be no less than one hundred percent (100%) of the fair market value of such share on the grant date of the Share Acquisition Rights as determined by the board of directors of the Company. Share Acquisition Rights granted to executive officers or employees who own stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any parent (as defined Section 424(e) of the Code) or subsidiary (as defined Section 424(f) of the Code), the per share exercise price will be no less than one hundred ten percent (110%) of the fair market value of such share on the grant date of the Share Acquisition Rights as determined by the board of directors of the Company.

Fair market value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last trading date such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in a source the board of directors of the Company deem reliable. The board of directors in its discretion may denominate the exercise price in Yen or US Dollars.

In the event of stock split, stock consolidation, gratis allotment in the shares of common stock of the Company or other similar changes in the capital structure of the Company, the Exercise

Price will be adjusted using the following formula, subject to any required action by the Company or applicable law; provided, however, that such adjustment shall only apply to the Exercise Price of the Share Acquisition Rights that have not been exercised at the time of such stock split, stock consolidation, gratis allotment in the shares of common stock of the Company or other similar changes in the capital structure of the Company.

Exercise Price after adjustment	=	Exercise Price before adjustment
Ratio of stock split or stock consolidation, gratis allotment or other similar changes in the capital structure of the Company

(6) Term of the Plan

The Plan will become effective upon its adoption by the board of directors of the Company. Unless sooner terminated, the Plan will continue in effect for a term of ten (10) years from the earlier of (a) the date of adoption of the Plan by the Company’s board of directors or (b) the date that the Plan is approved by the Company’s shareholders. The term of the Share Acquisition Rights will be no more than ten (10) years from the date of grant thereof. In the case of Share Acquisition Rights granted to an executive officers or employee who, at the time the Share Acquisition Right is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any parent (as defined Section 424(e) of the Code) or subsidiary (as defined Section 424(f) of the Code), the term of the Share Acquisition Rights will be five (5) years from the date of grant or such shorter term. The Share Acquisition Rights may be exercised only within the term set at the time of grant, and may be exercised during such term only in accordance with the Plan.

(7) Other Terms and Conditions

The Company can set the other terms and conditions for each issuance of the Share Acquisition Rights under the Plan pursuant to the Companies Act of Japan and the articles of incorporation of the Company.

The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under applicable laws.

The Company may at any time amend, alter, suspend or terminate the Plan. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with applicable laws.

ATTACHMENT

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.

2016-2026 STOCK OPTION PLAN

FOR

EMPLOYEES

SHARE ACQUISITION RIGHTS AGREEMENT

Unless otherwise defined herein, the terms defined in the Kubota Pharmaceutical Holdings Co., Ltd. 2016-2026 Stock Option Plan for Employees (the “Plan”) shall have the same defined meanings in this Share Acquisition Rights Agreement (the “Agreement”).

I. NOTICE OF SHARE ACQUISITION RIGHTS GRANT

Name of Holder	[Name]

Address of Holder	[Address]

Type of Share Acquisition Rights:	[Series] Share Acquisition Rights

Total Number of Share	[Number]

Acquisition Rights:

Exercise Price Per Share:	[Applicable exercise price denominated in USD]

Date of Grant:	[Date]

Vesting Commencement Date:	[Date]

Expiration Date:	[Date]

Type of Share Acquisition Right:

        These Share Acquisition Rights are intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

        These Share Acquisition Rights are not intended to qualify as an Incentive Stock Option within the meaning of Section 422 of the Code and is a nonqualified stock option.

Vesting Schedule: To the extent permitted by applicable law, the Share Acquisition Rights shall become exercisable, in whole or in part, in accordance with the terms of the Plan and this Agreement:

[One fourth (1/4th) of the shares of Common Stock subject to the Share Acquisition Rights shall become exercisable on the 1 year anniversary of the Vesting Commencement Date, with one thirty sixth (1/36th) of the remaining shares of Common Stock subject to the Share Acquisition Rights becoming exercisable at the end of each full calendar month thereafter, until all of such shares of Common Stock are exercisable, provided that the Holder continues to provide Service on such dates.]

The Share Acquisition Rights granted hereunder may be subject to other vesting terms including acceleration as set forth in any agreement between the Holder and the Company.

Termination Period:

To the extent permitted by applicable law and subject to the terms of the Plan and this Agreement, this Share Acquisition Rights shall be exercisable for three (3) months after Holder ceases to be a Service Provider, unless such termination is due to Holder’s death or Disability, in which case the Share Acquisition Rights shall be exercisable for twelve (12) months after Holder ceases to be a Service Provider. Notwithstanding the foregoing sentence, in no event may the Share Acquisition Rights be exercised after the Expiration Date as provided above and the Share Acquisition Rights may be subject to earlier termination as the Plan and the Share Acquisition Rights Agreement. It is the Holder’s responsibility to exercise the Share Acquisition Rights, if the Share Acquisition Rights so desires, before it expires or terminates.

II. TERMS AND CONDITIONS OF SHARE ACQUISITION RIGHTS AGREEMENT

1. Grant of Share Acquisition Rights. The Administrator hereby grants to the person (“Holder”) named in the Notice of Share Acquisition Rights in Part I of this Agreement (the “Notice”), Share Acquisition Rights at the exercise price per share of Common Stock set forth in the Notice (the “Exercise Price”), and subject to the terms and conditions of the Plan which is incorporated herein by reference. The terms and conditions of the Share Acquisition Rights (the “Terms and Conditions of the Share Acquisition Rights”) are set forth in Exhibit A as required under the laws of Japan. In the event of a conflict between the terms and conditions of the Plan, the Terms and Conditions of the Share Acquisition Rights and this Agreement, the terms and conditions of the Plan shall prevail unless otherwise indicated. Definitions are set forth in Exhibit B. If designated as an ISO, the Share Acquisition Rights are intended to qualify as an Incentive Stock Option under Section 422 of the Code. At all times the Company shall keep available a sufficient number of shares of Common Stock as shall be required to satisfy the requirements of the Share Acquisition Rights under this Agreement.

2. Administration.

(a) This Agreement will be administered by the Administrator. Subject to this Agreement, the Administrator will have full power to implement and carry out this Agreement. The Administrator will have the authority to:

(i) construe and interpret this Agreement;

(ii) prescribe, amend and rescind rules and regulations relating to the Share Acquisition Rights;

(iii) determine the number of shares of Common Stock or other consideration subject to Share Acquisition Rights;

(iv) grant waivers of Agreement or conditions with respect to the Share Acquisition Rights;

(v) determine the vesting, exercisability and payment of the Share Acquisition Rights;

(vi) correct any defect, supply any omission or reconcile any inconsistency in this Agreement or the Share Acquisition Rights;

(vii) adopt terms and conditions, rules and procedures relating to the operation and administration of this Agreement to accommodate requirements of relevant law and procedures;

(viii) make all other determinations necessary or advisable for the administration of this Agreement; and

(ix) delegate any of the foregoing to a subcommittee consisting of one or more executive officers pursuant to a specific delegation as permitted by applicable law.

(b) Any determination made by the Administrator with respect to the Share Acquisition Rights shall be made in its sole discretion, unless in contravention of any express term of this Agreement, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in this Agreement. Any dispute regarding the interpretation of this Agreement shall be submitted by the Holder or Company to the Administrator for review. The resolution of such a dispute by the Administrator shall be final and binding on the Company and the Holder. The Administrator may delegate to one or more executive officers the authority to review and resolve disputes with respect to Share Acquisition Rights held by the Holder.

3. Exercise of Share Acquisition Rights.

(a) Notwithstanding the Terms and Conditions of the Share Acquisition Rights, the Share Acquisition Rights shall be vested and exercisable, in whole or in part, according to the vesting schedule specified in the Notice; provided that the Share Acquisition Rights will not be exercisable after the Expiration Date which is 10 years from the Date of Grant. The Share Acquisition Rights may not be exercised for a fraction of a share of Common Stock.

(b) The Share Acquisition Rights are exercisable by delivery of an exercise notice in a form specified by the Company (the “Exercise Notice”) in the form approved by the Administrator, which shall state, among other things, the election to exercise the Share Acquisition Rights, the number of shares of Common Stock in respect of which the Share Acquisition Rights is being exercised (the “Exercised Shares”). The Exercise Notice shall be accompanied by payment of the aggregate exercise price as to all Exercised Shares together with any Tax Related Items. The Exercise Notice shall be effective when it is received by the Company. The Share Acquisition Rights shall be deemed to be exercised upon receipt by the Company of a fully executed Exercise

Notice accompanied by the aggregate exercise price and any applicable tax withholding due upon exercise of the Share Acquisition Rights. Assuming such compliance, for US income tax purposes or local law income tax purposes the Exercised Shares will be considered transferred to the Holder on the date the Share Acquisition Rights are exercised with respect to such Exercised Shares.

(c) If another person wants to exercise the Share Acquisition Rights after they have been transferred to him or her that person must prove to the Company’s satisfaction that he or she is entitled to exercise the Share Acquisition Rights. That person must also complete the proper Exercise Notice form and pay the exercise price and any applicable tax withholding due upon exercise of the Share Acquisition Rights.

(d) Shares of Common Stock issued upon exercise of the Share Acquisition Rights will be issued in the name of the Holder.

(e) No shares of Common Stock will be issued pursuant to the exercise of the Share Acquisition Rights unless such issuance and exercise complies with all applicable U.S. and foreign federal and state securities and exchange control laws, rules and regulations of any governmental body, including without limitation all applicable laws and regulations and all applicable requirements of any stock exchange or automated quotation system on which the shares of Common Stock may be listed or quoted at the time of such issuance. Notwithstanding any other provision in this Agreement, the Company will have no obligation to issue the shares of Common Stock under this Agreement prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (ii) completion of any registration or other qualification of such shares of Common Stock under any state or federal or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the shares of Common Stock with the SEC or to effect compliance with the registration, qualification or listing requirements of any foreign or state securities laws, exchange control laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

(f) To the extent required by applicable law, the Company shall furnish to the Holder the Company’s summary financial information including balance sheet regarding the Company’s financial condition and results of operations, unless such Holder has duties with the Company that assure them access to equivalent information. Such financial statements need not be audited.

4. Method of Payment. Payment of the aggregate exercise price shall be by cash.

5. Termination.

(a) The Holder’s Service will be considered terminated as of the date the Holder is no longer providing Services to the Company, its Parent or one of its Subsidiaries (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Holder is employed or the terms of the Holder’s employment agreement, if any) (the “Termination Date”). The Administrator shall have the exclusive discretion to determine when the Holder is no longer actively providing Services for purposes of this Agreement (including whether the Holder may still be considered to be providing Services while on an approved leave of absence). The Holder’s right to vest in any Share Acquisition Right under this Agreement, if any, will terminate as of the Termination Date and will not be extended by any notice period (e.g., the Holder’s period of Services would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where the Holder are employed or the terms of the Holder’s employment agreement, if any). Following the Termination Date, the Holder may exercise any Share Acquisition Right only as set forth in this Agreement, provided that the period (if any) during which the Holder may exercise any Share Acquisition Right after the Termination Date, if any, will commence on the date the Holder ceases to provide Services and will not be extended by any notice period mandated under employment laws in the jurisdiction where the Holder is employed or terms of the Holder’s employment agreement, if any. If the Holder does not exercise any Share Acquisition Rights within the Termination Period set forth in the Notice, all Share Acquisition Rights shall terminate in their entirety. In no event, may any Share Acquisition Right be exercised after the Expiration Date.

(b) In the event Share Acquisition Rights terminate or expire for any reasons, including those set forth in Sections 5 (a) and 6, all such Share Acquisition Rights shall be deemed to have been waived by the Holder.

6. Termination Period.

(a) If the Holder’s Service terminates for any reason except death or Disability, and other than for Cause, then the Share Acquisition Rights will expire at the close of business at Company headquarters on the date three months after the Holder’s Termination Date.

(b) Unless otherwise provided in the Plan, the Terms and Conditions of the Share Acquisition Rights or this Agreement, if the Holder dies before the Holder’s Service terminates, then the Share Acquisition Rights will expire at the close of business at Company headquarters on the date 12 months after the date of death. If the Holder’s Service terminates because of the Holder’s Disability, then the Share Acquisition Rights will expire at the close of business at Company headquarters on the date 12 months after the Holder’s Termination Date.

(c) Unless otherwise provided in the Notice, if the Holder is terminated for Cause, then the Holder’s Share Acquisition Rights shall expire on the Holder’s date of termination of Service, or at such later time and on such conditions as are determined by the Company, but in any no event later than the Expiration Date of the Share Acquisition Rights as set forth in the Notice. The determination as to whether a Holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Holder.

(d) The Holder is responsible for keeping track of these exercise periods following the Holder’s termination of Service for any reason as set forth in this Agreement. The Company will not provide further notice of such periods. In no event shall the Share Acquisition Rights be exercised later than the Expiration Date.

7. ISOs.

(a) If a Share Acquisition Right is an ISO, to the extent that the aggregate Fair Market Value of the shares of Common Stock with respect to which such ISOs are exercisable for the first time by the Holder during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Share Acquisition Rights will be treated as NSOs. ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the shares of Common Stock will be determined as of the time the Share Acquisition Rights with respect to such shares of Common Stock is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Date of Grant to provide for a different limit on the Fair Market Value of shares of Common Stock permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Share Acquisition Right granted after the effective date of such amendment.

(b) Notwithstanding any other provision in this Agreement, no term of this Agreement relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Agreement be exercised, so as to disqualify this Agreement under Section 422 of the Code or, without the consent of the Holder affected, to disqualify any ISO under Section 422 of the Code.

8. Non-Transferability of Share Acquisition Rights.

(a) The Share Acquisition Rights may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. Unless otherwise provided in this Section 8, all Share Acquisition Rights shall be exercisable: (i) during the Holder’s lifetime only by (A) the Holder, or (B) the Holder’s guardian or legal representative; or (ii) after the Holder’s death, by the legal representative of the Holder’s heirs or legatees.

(b) However, if a Share Acquisition Right is designated as a NSO, then the Company may, in its sole discretion, allow the Holder to transfer such Share Acquisition Right as a gift to one or more family members. For purposes of this Agreement, “family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in- law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing the Holder’s household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which the Holder or one or more of these persons control the management of assets, and any entity in which the Holder or one or more of these persons own more than 50% of the voting interest. In addition, if any Share Acquisition Right is designated an NSO, then the Company may, in its sole discretion, allow the Holder to transfer the Share Acquisition Rights to the Holder’s spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights. The Company will allow the Holder to transfer such Share Acquisition Rights only if both the Holder and the transferee(s) execute the forms prescribed by the Company, which include the consent of the transferee(s) to be bound by this Agreement. The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Holder.

9. Adjustment of Shares of Common Stock. If the number of outstanding shares of Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the exercise prices of and number of shares of Common Stock subject to outstanding Share Acquisition Rights shall be proportionately adjusted pursuant to the applicable provisions of the Plan and the Terms and Conditions of the Share Acquisition Rights; provided that fractions of a share of Common Stock will not be issued.

10. Corporate Transactions. In the event of a Corporate Transaction, Share Acquisition Rights need not be treated similarly in a Corporate Transaction and:

(a) any or all Share Acquisition Rights may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on the Holder;

(b) the successor corporation may substitute equivalent Share Acquisition Rights or provide substantially similar consideration to the Holder as was provided to stockholders (after taking into account the existing provisions of the Share Acquisition Rights);

(c) in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Share Acquisition Rights, as provided in this Agreement, pursuant to a Corporate Transaction, (I) then notwithstanding any other provision in this Agreement to the contrary, such Share Acquisition Rights will expire on such transaction at such time and on such conditions as the Administrator will determine and (II) the Administrator will notify the Holder in writing or electronically that such Share Acquisition Rights will be exercisable for a period of time determined by the Administrator in its sole discretion, and such Share Acquisition Right will terminate upon the expiration of such period; or

(d) the Administrator may, in its sole discretion, accelerate the vesting of any Share Acquisition Rights in connection with a Corporate Transaction;

11. Tax Consequences. The Holder should consult a tax advisor for tax consequences relating to the Share Acquisition Rights in the jurisdiction in which the Holder is subject to tax. The Holder acknowledges that, regardless of any action taken by the Company or, if different, the Holder’s employer (the “Employer”) the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Holder’s Share Acquisition Rights and legally applicable to the Holder (“Tax-Related Items”), is and remains the Holder’s responsibility and may exceed the amount actually withheld by the Company or the Employer. The Holder further acknowledge that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Share Acquisition Rights, including, but not limited to, the grant, vesting or exercise of the Share Acquisition Rights, the subsequent sale of shares of Common Stock acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Share Acquisition Rights to reduce or eliminate the Holder’s liability for Tax-Related Items or achieve any particular tax result. Further, the Holder acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction. THE HOLDER SHOULD CONSULT A TAX ADVISER APPROPRIATELY QUALIFIED IN THE COUNTRY OR COUNTRIES IN WHICH THE HOLDER RESIDES OR IS SUBJECT TO TAXATION BEFORE EXERCISING THE SHARE ACQUISITION RIGHTS OR DISPOSING OF THE SHARES.

12. Withholding Taxes.

(a) Prior to exercise of the Share Acquisition Rights, the Holder shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer in accordance with applicable law. In this regard, to the extent permitted by applicable law, the Holder authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Holder (i) from the Holder’s wages or other cash compensation paid to the Holder by the Company and/or the Employer or (ii) by means of any other arrangement approved by the Company. The Holder shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Holder’s purchase of shares of Common Stock that cannot be satisfied by the means previously described. The Company may refuse to honor the exercise and refuse to deliver the shares of Common Stock if the Holder fails to comply with the Holder’s obligations in connection with the Tax-Related Items as described in this Section.

(b) Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates, including maximum applicable rates, in which case the Holder will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

(c) For U.S. taxpayers, if the Holder sells or otherwise disposes of any of the shares of Common Stock acquired pursuant to an ISO on or before the later of (i) two years after the Date of Grant, or (ii) one year after the exercise date, the Holder will immediately notify the Company in writing of such disposition. The Holder agrees that the Holder may be subject to income tax withholding by the Company on the compensation income recognized from such early disposition of ISO shares of Common Stock by payment in cash or out of the current earnings paid to the Company.

13. Acknowledgement. The Company and the Holder agree that the Share Acquisition Rights are granted under and governed under the terms of this Agreement, the Terms and Conditions of the Share Acquisition Rights and the Plan. The Holder: (a) acknowledges receipt of a copy of this Agreement, the Terms and Conditions of the Share Acquisition Rights and the Plan, (b) represents that the Holder has carefully read and is familiar with their provisions, and (c) hereby accepts the Share Acquisition Rights subject to all of the terms and conditions set forth in this Agreement, the Terms and Conditions of the Share Acquisition Rights and the Plan. The Holder hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Company upon any questions relating to this Agreement.

14. Voting and Dividends. The Holder will not have any of the rights of a stockholder with respect to any shares of Common Stock until the shares of Common Stock are issued to the Holder. After shares of Common Stock are issued to the Holder, the Holder will be a stockholder and have all the rights of a stockholder with respect to such shares of Common Stock, including the right to vote and receive all dividends or other distributions made or paid with respect to such shares of Common Stock.

15. Certificates. Unless otherwise provided by the Administrator, the Company shall not issue any certificates. All shares of Common Stock or other securities whether or not certificated, delivered under this Agreement will be subject to such stock transfer orders, legends and other restrictions as the Administrator may deem necessary or advisable, including restrictions under any applicable U.S. federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the shares of Common Stock may be listed or quoted and any non-U.S. exchange controls or securities law restrictions to which the shares of Common Stock are subject.

16. Insider Trading Restrictions/Market Abuse Laws. The Holder shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers and/or directors of the Company, and depending on his or her country, Holder may now or in the future be subject to insider trading restrictions and/or market abuse laws, which may affect his or her ability to acquire or sell shares of Common Stock under this Agreement during such times as the Holder is considered to have “inside information” or “material fact” regarding the Company (as defined by the laws in Holder’s country or in Japan). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy.

17. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Share Acquisition Rights and on any shares of Common Stock purchased upon exercise of the Share Acquisition Rights, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Holder to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. The Parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

18. Disposition of Shares. Holder hereby agrees that upon exercise, Holder shall make no disposition of the shares of Common Stock (other than as permitted by this Agreement) unless and until:

(a) Holder shall have notified the Company of the proposed disposition and provided a written summary of the terms and conditions of the proposed disposition;

(b) Holder shall have complied with all requirements of this Agreement applicable to the disposition of the Shares; and

(c) Holder shall have provided the Company with written assurances, in form and substance satisfactory to counsel for the Company, that (i) the proposed disposition does not require registration of the shares of Common Stock under the Securities Act or (ii) all appropriate actions necessary for compliance with the registration requirements of the Securities Act or of any exemption from registration available under the Securities Act have been taken.

19. Appendix. Notwithstanding any provisions in this Agreement, the Share Acquisition Rights grant shall be subject to any special terms and conditions set forth in the Exhibit B for the Holder’s country.

20. Consent to Electronic Delivery of Documents and Disclosures; Language. By the Holder’s acceptance of the Share Acquisition Rights, the Holder consents to the electronic delivery of this Agreement and any applicable documents including account statements, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the Share Acquisition Rights. Electronic delivery may include the delivery of a link to a Company intranet, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion. The Holder acknowledges that the Holder may receive from the Company a paper copy of any documents delivered electronically at no cost if the Holder contacts the Company by telephone, through a postal service or electronic mail. The Holder further acknowledges that the Holder will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, the Holder understands that the Holder must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, the Holder understands that the Holder’s consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if the Holder has provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service or electronic mail. Finally, the Holder understands that the Holder is not required to consent to electronic delivery. To the extent the Holder has been provided with a copy of this Agreement or any other documents relating to the grant in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation; provided, however, that the Plan in Japanese will prevail the Plan in a language other than Japanese, and the Terms and Conditions of the Share Acquisition Rights will prevail in a language other than Japanese.

21. No Rights as Employee. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate the Holder’s Service, for any reason, with or without Cause.

22. Data Privacy.

(a) The Holder hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Holder’s personal data as described in this Agreement and any other grant materials by and among, as applicable, the Employer, the Company and its Parent, and Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder’s Share Acquisition Rights (the “Data”).

(b) The Holder understands that the Company and the Employer may hold certain personal information about the Holder, including, but not limited to, the Holder’s name, home address and telephone number, date of birth, social insurance number or other identification number (if any), salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Share Acquisition Rights or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in the Holder’s favor, for the exclusive purpose of implementing, administering and managing the Share Acquisition Rights.

(c) The Holder understands that Data may be transferred to a Company-designated broker or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Share Acquisition Rights. The Holder understands that the recipients of the Data may be located in Japan, the United States or elsewhere, and that the recipient’s country (e.g., Japan, the United States) may have different data privacy laws and protections than the Holder’s country. The Holder understands that the Holder may request a list with the names and addresses of any potential recipients of the Data by contacting the Holder’s local human resources representative. The Holder authorizes the Company, its designated broker and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Share Acquisition Rights to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing the Holder’s Share Acquisition Rights. The Holder understands that Data will be held only as long as is necessary to implement, administer and manage the Holder’s Share Acquisition Rights. The Holder understands that the Holder may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Holder’s local human resources representative. Further, the Holder understands that the Holder is providing the consents herein on a purely voluntary basis. If the Holder does not consent, or if the Holder later seeks to revoke the Holder’s consent, the Holder’s employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing the Holder’s consent is that the Company would not be able to grant the Holder options or other equity awards or administer or maintain such awards. Therefore, the Holder understands that refusing or withdrawing the Holder’s consent may affect the Holder’s ability to receive the compensation through the Share Acquisition Rights. For more information on the consequences of the Holder’s refusal to consent or withdrawal of consent, the Holder understands that the Holder may contact the Holder’s local human resources representative.

23. Nature of Grant. In accepting the Share Acquisition Rights, the Holder acknowledges, understand and agree that:

(a) the grant of the Share Acquisition Rights are voluntary and occasional and does not create any contractual or other right to receive future grants of options, stock acquisition rights, or benefits in lieu of options, even if options have been granted in the past;

(b) all decisions with respect to future options, stock acquisition rights or other grants, if any, will be at the sole discretion of the Company;

(c) the Share Acquisition Rights shall not create a right to employment or be interpreted as forming an employment or service contract with the Company, the Employer or any Parent, or Subsidiary, and shall not interfere with the ability of the Company, the Employer or any Parent, or Subsidiary, as applicable, to terminate the Holder’s employment or service relationship (if any);

(d) the Share Acquisition Rights and any shares of Common Stock acquired as a result of the exercise of the Share Acquisition Rights are not intended to replace any pension rights or compensation;

(e) the Share Acquisition Rights and any shares of Common Stock acquired as a result of the exercise of the Share Acquisition Rights and the income and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

(f) the future value of the shares of Common Stock underlying the Share Acquisition Rights is unknown, indeterminable, and cannot be predicted with certainty;

(g) if the underlying shares of Common Stock do not increase in value, the Share Acquisition Rights will have no value;

(h) if the Holder exercises any Share Acquisition Right and acquire shares of Common Stock, the value of such shares of Common Stock may increase or decrease in value, even below the exercise price;

(i) no claim or entitlement to compensation or damages shall arise from forfeiture of the Share Acquisition Rights resulting from the Holder ceasing to provide Services to the Company or the Employer (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Holder is employed or the terms of the Holder’s employment agreement, if any), and in consideration of the grant of the Share Acquisition Rights to which the Holder is otherwise not entitled, the Holder irrevocably agrees never to institute any claim against the Company, its Parent, any of its Subsidiaries or the Employer, waive the Holder’s ability, if any, to bring any such claim, and release the Company, its Parent, Subsidiaries and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, Holder hereby irrevocably agrees not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim;

(j) unless otherwise provided by the Company in its discretion, the Share Acquisition Rights and the benefits evidenced by this Agreement do not create any entitlement to have the Share Acquisition Rights or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the shares of Common Stock;

(k) the Share Acquisition Rights and the shares of Common Stock subject to the Share Acquisition Rights are not part of normal or expected compensation or salary for any purpose; and

(l) the Holder acknowledges and agrees that neither the Company, the Employer nor any Parent, or Subsidiary shall be liable for any foreign exchange rate fluctuation between the Holder’s local currency and the United States Dollar or Japanese yen that may affect the value of the Share Acquisition Rights or of any amounts due to the Holder pursuant to the exercise of the Share Acquisition Rights or the subsequent sale of any shares of Common Stock acquired upon exercise.

24. Entire Agreement. This Agreement, the Terms and Conditions of the Share Acquisition Rights and the Plan constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the shares of Common Stock hereunder are superseded. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the parties to this Agreement unless the Agreement permits the Administrator to amend such provision without the consent of the Holder. The failure by either party to enforce any rights under this Agreement will not be construed as a waiver of any rights of such party.

25. Governing Law; Venue; Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded and (c) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of Japan, without giving effect to principles of conflicts of law. Any and all disputes relating to, concerning or arising from this Agreement, or relating to, concerning or arising from the relationship between the parties evidenced by this Agreement, will be brought and heard exclusively in the Tokyo District Court. Each of the parties hereby represents and agrees that such party is subject to the personal jurisdiction of said courts; hereby irrevocably consents to the jurisdiction of such courts in any legal or equitable proceedings related to, concerning or arising from such dispute, and waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have that the laying of the venue of any legal or equitable proceedings related to, concerning or arising from such dispute which is brought in such courts is improper or that such proceedings have been brought in an inconvenient forum.

Holder acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Share Acquisition Rights subject to the terms and conditions of the Plan, the Terms and Conditions of the Share Acquisition Rights and this Agreement, all of which are made a part of this document. Holder has reviewed the Plan, the Terms and Conditions of the Share Acquisition Rights and the Share Acquisition Rights in their entirety, has had an opportunity to obtain the advice of counsel prior to executing the Share Acquisition Rights and fully understands all provisions of the Share Acquisition Rights. Holder hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, the Terms and Conditions of the Share Acquisition Rights or the Share Acquisition Rights. Holder further agrees to notify the Company upon any change in the residence address indicated below. This Share Acquisition Rights Agreement does not represent a securities interest in the Company, which interest may accrue only upon the exercise of the Share Acquisition Rights in accordance with its terms.

HOLDER	KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.

Signature:	By:

Print Name:	Its:

EXHIBIT B

TERMS AND CONDITIONS OF SERIES [●] SHARE ACQUISITION RIGHTS

EXHIBIT B

DEFINITIONS

Capitalized terms used in this Agreement and the Plan shall have the following meanings below unless otherwise defined:

(a) “Administrator” means the Board.

(b) “Board” means the board of directors of the Company.

(c) “Cause” unless otherwise provided in an agreement between the Holder and the Company Cause means, unless otherwise defined in an agreement between the Holder and the Company, (I) Holder’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (II) Holder’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (III) unauthorized use or disclosure by Holder of any proprietary information or trade secrets of the Company or any other party to whom the Holder owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (IV) Holder’s willful breach of any of his or her obligations under any written agreement or covenant with the Company;

(d) “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(e) “Common Stock” means the common stock of the Company.

(f) “Consultant” means any person, including an advisor or independent contractor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(g) “Corporate Transaction” means the occurrence of any of the following events: (I) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (I) the acquisition of additional securities by any one person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (II) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (III) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; (IV) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company) or (V) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by member of the Board whose appointment or election is not endorsed by as majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (V), if any person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same person will not be considered a Corporate Transaction; provided, however, that, a transaction will not be deemed a Corporate Transaction unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time (For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company).

(h) “Director” means a member of the Board.

(i) “Disability” Disability means, unless otherwise defined in an agreement between the Holder and the Company, in the case of incentive stock options, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Share Acquisition Rights, that the Holder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months;

(j) “Employee” means any person, including officers and directors, providing Services as an employee to the Company or any Parent or Subsidiary of the Company; provided, however, neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(k) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(l) “Fair Market Value” means, as of any date, the value of a share of the Common Stock determined as follows:

(i) if such shares of Common Stock is publicly traded and is then listed on Tokyo Stock Exchange, its closing price on the date of determination on Tokyo Stock Exchange on which the shares of Common Stock is listed or admitted to trading as reported in Nihon Keizai Shinbun or such other source as the Administrator deems reliable;

(ii) if such shares of Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in such source as the Administrator deems reliable; or

(iii) if none of the foregoing is applicable, by the Administrator in good faith.

(m) “Good Reason” means, unless otherwise defined in an agreement between the Holder and the Company, the occurrence of any of the following, in each case taken without the Holder’s written consent: (i) a material reduction in the Holder’s duties, authority or responsibilities, it being understood that a reduction in the Holder’s responsibilities or authority shall not constitute Good Reason if there is no demotion in the Holder’s title or position or reduction of the scope of the Holder’s duties within the Company; (ii) a material reduction in the Holder’s base salary (and for purposes hereof, “material” means a reduction greater than 10% other than an equivalent percentage reduction in annual base salaries that applies to similarly situated employees of the Company); or (iii) the relocation of the Company’s principal place of business to a location that is outside a 50 mile radius of the Company’s principal place of business as of the date immediately prior to such relocation. Notwithstanding the foregoing, the Holder cannot terminate the Holder’s employment for Good Reason unless the Holder (A) has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) calendar days of the initial existence of such grounds, (B) the Company has failed to cure such circumstances within thirty (30) calendar days after receipt of such notice, and (C) the Holder resigns the Holder’s employment within thirty (30) calendar days of such 30-day cure period.

(n) “ISO” means an incentive stock option described in Code Section 422(b).

(o) “NSO” means a Share Acquisition Rights that is not an ISO.

(p) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(q) “Securities Act” means the United States Securities Act of 1933, as amended.

(r) “Service” means service as an Employee. An Employee will not be deemed to have ceased to provide Service in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Administrator; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Board and issued and promulgated to employees in writing. In the case of any Employee on an approved leave of absence, the Administrator may make such provisions respecting suspension of vesting of a Share Acquisition Right while on leave from the employ of the Company or a Parent or Subsidiary of the Company as it may deem appropriate, except that in no event may a Share Acquisition Right be exercised after the Expiration Date. In the event of military leave, if required by applicable laws, vesting shall continue for the longest period that vesting continues under any other statutory or Company approved leave of absence and, upon a Holder’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Share Acquisition Rights to the same extent as would have applied had the

Holder continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave. An Employee shall have terminated employment as of the date he or she ceases to provide services (regardless of whether the termination is in breach of local employment laws or is later found to be invalid) and employment shall not be extended by any notice period or garden leave mandated by local law, provided however, that a change in status from an employee to a consultant or advisor shall not terminate the service provider’s Service, unless determined by the Administrator, in its discretion. The Administrator will have sole discretion to determine whether a Holder has ceased to provide Services and the effective date on which the Holder ceased to provide Services.

(s) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain

EXHIBIT C

COUNTRY SPECIFIC PROVISIONS